THE DREYFUS/LAUREL FUNDS TRUST (the “Registrant”) Dreyfus Core Value Fund

Registration No. 811-524

Sub-Items 77I . Terms of New or Amended Securities

     Effective December 3, 2008, no investments for new accounts were permitted in Class T of Dreyfus Core Value Fund (the “Fund”), except that participants in certain group retirement plans were able to open a new account in Class T of the Fund, if the Fund was established as an investment option under the plans before December 3, 2008. After February 4, 2009 (the “Effective Date”), subsequent investments in the Fund’s Class A shares made by holders of the Fund’s Class T shares who received Class A shares of the Fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

     Effective on the Effective Date, the Fund issued to each holder of its Class T shares, in exchange for said shares, Class A shares of the Fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder’s Class T shares. Thereafter, the Fund no longer offered Class T shares.

     In connection with these changes, the Fund filed Post-Effective Amendment No. 147 to the Registrant’s Registration Statement on Form N-1A on April 30, 2009 pursuant to Rule 485(b) under the Securities Act of 1933, as amended. The Fund’s Prospectus and Statement of Additional Information dated May 1, 2009, which are incorporated hereto by reference, reflect these changes. Shareholder approval was not required.